Exhibit 99.1

ARQIT FOUNDERS VOLUNTARILY EXTEND LOCK-UP

Signals Long-Term Commitment

London, UK – 4 October 2021 - Arqit Quantum Inc. (the “Company”) today announces that the former shareholders of Arqit Limited and Centricus Heritage, LLC, the sponsor of Centricus Acquisition Corp., have voluntarily entered into new lock-up agreements with the Company to signal their long-term support of the Company.  The former shareholders of Arqit Limited and Centricus Heritage, LLC originally entered into lock-ups with the Company upon the closing of the Company’s business combination with Centricus Acquisition Corp. and Arqit Limited on September 3, 2021, which were expected to expire in the near term given the recent trading performance of the Company’s shares.  The new lock-up agreements will restrict the transfer of the Company’s shares by the parties from September 3, 2021 until the earlier to occur of (i) 11:59 p.m. Eastern time on the close of trading on the second full trading day following release by the Company of its financial results for the six months ended March 31, 2022; and (ii) such time as determined by the board of directors of the Company as being in the best interest of all stakeholders to permit transfers.

Arqit Founder, Chairman and CEO David Williams, said: “I am grateful for the 100% commitment of the Arqit Limited founder shareholders and Centricus Heritage, LLC, the sponsor of Centricus Acquisition Corp., to this voluntary lock-up. It signals the shareholders’ long-term commitment to the business of the Company. QuantumCloud™ has already solved some of the greatest cyber security problems of the era and has proven that with major customers in defence and telecoms with our recent product launch and $130m of contracted revenues. The shareholders share our excitement about the scale of what the Company can achieve in future”.

About Arqit

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create encryption keys in partnership with any other device. The keys are computationally secure, one-time use and zero trust. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

On 3 September 2021, Arqit completed its business combination with Centricus Acquisition Corp., a special purpose acquisition company. The combined company has retained the name Arqit Quantum Inc. Arqit trades on Nasdaq under the ticker symbols “ARQQ” and “ARQQW”.

Media relations enquiries:

Arqit:

Julie Moon

T: +44 7825 503 950

E: Julie.moon@arqit.uk

SEC Newgate: arqit@secnewgate.co.uk

Investor relations enquiries:

Gateway: arqit@gatewayir.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forwardlooking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) risks that the business combination disrupts Arqit’s current plans and operations, (ii) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (iii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iv) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors, changes in laws and regulations affecting Arqit’s business and changes in the combined capital structure, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (vi) the potential inability of Arqit to convert its pipeline or orders in backlog into revenue, (vii) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (viii) the risk of interruption or failure of Arqit’s information technology and communications system, (ix) the enforceability of Arqit’s intellectual property, and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

1